SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 26, 2019

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, 111, 33º andar

Centro, Rio de Janeiro - RJ

Ref.:   Official Letter 268/2019/CVM/SEP/GEA-1 and Official Letter 270/2019/CVM/SEP/GEA-1

To whom it may concern,

In reference to (i) Official Letter 268/2019/CVM/SEP/GEA-1 (“Letter”) of August 22, 2019, in which you request clarifications from Braskem S.A. (“Braskem” or “Company) regarding the article published on August 21, 2019, by the website O Antagonista, entitled “Os R$ 50 milhões de Mantega para favorecer a Braskem” [Mantega’s R$ 50 million to benefit Braskem], as well as the article published on August 22, 2019, in the newspaper Folha de São Paulo, Government section, entitled "Lava Jato mira desafetos de Marcelo Odebrecht suspeitos de propina" [Car Wash targets Marcelo Odebrecht’s foes suspected of bribery], as transcribed below; and (ii) Official Letter 270/2019/CVM/SEP/GEA-1, in which you extended the period for Braskem to comply with the requirements related the Letter until Aug. 26, 2019:

 “Dear Officer,

1. We refer to the article published on August 21, 2019 on the website O Antagonista entitled “Os R$ 50 milhões de Mantega para favorecer a Braskem” [Mantega’s R$ 50 million to benefit Braskem], as well as the article published on August 22, 2019, in the newspaper Folha de São Paulo, Government section, entitled "Lava Jato mira desafetos de Marcelo Odebrecht suspeitos de propina" [Car Wash targets Marcelo Odebrecht’s foes suspected of bribery], which include the following statements, respectively:

Operation Car Wash 63rd phase investigates corruption involving presidential decrees and the destination of R$ 118 million

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

Evidences show that most of the money was laundered through fictitious contracts between Braskem and the law firm of Nilton Serson.

On request by the task force of the Federal Prosecution Office in Paraná (MPF/PR), the Federal Courts issued and the Federal Police is executing today, August 21, provisional detention and search and seizure warrants at the addresses of those under investigation: Maurício Ferro and Nilton Serton. Bernardo Gradin, the former CEO of Braskem, also is a target of the search and seizure procedures.

The goal is to advance the investigations into corruption and money laundering in connection with the issue of Presidential Decrees 470 and 472, which allowed for offsetting tax liabilities from manufactured goods tax (IPI) using tax losses from the previous year.

Under criminal action 5033771-51.2018.4.04.7000, Mauricio Ferro, Bernardo Gradin and Newton de Souza were accused of active corruption and money laundering, while Guido Mantega was accused of the crimes of passive corruption and money laundering and Antônio Palocci was accused of passive corruption.

The criminal action found that Antônio Palocci and Guido Mantega acted illegally to benefit the interests of Braskem, and that Guido Mantega requested from Marcelo Odebrecht the payment of R$ 50 million in bribes in exchange for the issue of Presidential Decrees 470 and 472. The request was accepted by Marcelo Odebrecht and paid by Braskem, through the bribery area called Structured Operations Department, which recorded the payment on the spreadsheet “Pós Itália.” This was a kind of informal accounting of bribes from the illegal relationship between Odebrecht and Mantega, created as a continuation of the Italiano Spreadsheet, referring to the illegal relationship between Odebrecht and Palocci.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

Continuation of the investigations – After the filing of said criminal action, Braskem, due to the leniency agreement signed with the Federal Prosecution Office, provided vast evidence.

The material provides evidence that Mauricio Ferro, as Braskem Legal Officer, headed up the execution of at least 18 fraudulent attorney contracts with Nilton Serson between 2005 and 2013. One of these attorney contracts – with the effective transfer of funds – was related to discussions involving the IPI credit, the same context of the crimes under investigation by the criminal action.

As already verified, allegedly no services were effectively rendered by Serson; the contracts merely served as cover for the transfer of funds, coordinated by Ferro. As a result of these contracts and by order of Ferro, Braskem transferred R$ 78,187,344.98 to Serson.

*****

The Federal Police (PF) also executed ten search and seizure warrants, two in Bahia and eight in São Paulo. One of them targeted Bernardo Gradin, the former CEO of Braskem (petrochemical company considered the crown jewel of the Odebrecht group), whose family had been a partner of the group before entering into litigation with Marcelo.

[...]

Braskem has 40 plants in Brazil, United States, Germany and Mexico and accounted for 80% of the revenue of the Odebrecht group in 2018. During a negotiation for its sale to a Dutch group, the company was valued at R$ 41.5 billion.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

Marcelo tried to target his brother-in-law, saying that Newton and Ferro manipulated the e-mails of the petrochemical company to avoid appearing as criminals.

He also said that Braskem, for example, erred when it said in its leniency agreement that the funds delivered to the Worker’s Party (PT) in the 2010 and 2014 campaigns, in the amount of R$ 150 million, came from slush funds. According to him, there were legal donations and cash from a “third cash account” – which is when a company asks a supplier to make donations for it.

2. In this regard, we request a statement from the company regarding the article explaining the reasons why it was not the subject-matter of a material fact notice and that it provide any other information that it deems relevant to the topic.

3. Such statement must be made through the Empresas.NET System, category: Notice to the Market, type: Clarifications of inquiries by CVM/B3, subject: Media Article, including a transcript of this letter. Compliance with this request through a Notice to the Market does not exempt the company from investigating the responsibility for not disclosing a material fact in a timely manner, in accordance with CVM Instruction 358/02.

4. Please be advised that, as determined by the Company Relations Department (SEP), in the exercise of its legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine of one thousand reais (R$1,000.00) will be levied, without prejudice to other administrative sanctions, for non-compliance with the requirements of this letter, sent exclusively via e-mail, by August 23, 2019, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/02.”

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

In this regard, Braskem clarifies that all statements in the aforementioned articles are related to facts in connection with the leniency agreement entered into by and between the Company and the Federal Prosecution Office on December 14, 2016, as per the Material Facto notices released on December 14 and 21, 2016, as well as in connection with the leniency agreement entered into by and between Braskem and the Office of the Federal Controller General (CGU) and the General Counsel for the Federal Government (AGU) on May 31, 2019, in accordance with the Notice to the Market disclosed on said date, for which reason the Company did not deem it necessary to disclose a new Material Fact addressing the topic.

Furthermore, note that, due to the decision handed down by the judge of the 13th Federal Court of Curitiba/PR, Braskem is subject to confidentiality with regard to the matters and facts described in such agreements.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.